On Deck Capital, Inc.
1400 Broadway, 25th Floor
New York, New York 10018

July 15, 2016

VIA EDGAR AND EXPRESS DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Michael Volley
Benjamin Phippen

Re:	On Deck Capital, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 3, 2016
File No. 001-36779
Ladies and Gentlemen:
On Deck Capital, Inc. (the “Registrant”) has the following responses to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 30, 2016, with respect to the Registrant’s above-referenced Form 10-K (the “10-K”).
The Staff’s comments are set forth below in bold, followed by the Registrant’s responses to each comment.

1.
We note your disclosure on pages 5 and 42 that in 2015, 2014 and 2013, 57%, 50% and 44%, respectively, of loan originations were by repeat customers, who either replaced their existing loan with a new, usually larger, loan or took out a new loan after paying off their existing OnDeck loan in full. We also note your disclosure on page 42 that these percentages include all draws on lines of credit subsequent to a customer’s initial draw. Please address the following:

•
Considering the relevance of this metric for term loans as compared to lines of credit, as well as your disclosure that the line of credit product is expected to drive a larger percentage of originations, please tell us what consideration was given to disclosing this metric separately for term loans and lines of credit;

In preparing the response to this comment, it has come to the Registrant’s attention that the language on the bottom of page 42 that originations from repeat customers “…include all draws on lines of credit subsequent to a customer’s initial draw…” was inadvertently included and is incorrect. Similar disclosures elsewhere in the 10-K describing loan renewals as a percentage of total originations (see top of page 5 and the top of page 42) do not contain the incorrect language. In all three cases (the top of page 5 and on the top and bottom of page 42) the originations from repeat customers is intended to refer only to term loans and is correctly stated as 57%, 50% and 44% for 2015, 2014 and 2013, respectively. In future filings the Registrant will correct this inconsistency and make it clear that such renewal percentages refer only to term loans and not lines of credit.

To date, based on the history and nature of the Registrant’s lines of credit, none of the Registrant’s filings with the Commission have included line of credit borrowings as part of renewals. The Registrant introduced lines of credit on a limited, pilot basis in September 2013 and thereafter gradually expanded its availability as the Registrant obtained greater experience and data associated with its lines of credit. In the fourth quarter of 2014, the Registrant introduced a program allowing it for the first time to offer both term loans and lines of credit to the same customers.
Through the period covered by the 10-K, while lines of credit have grown they have represented a very small percentage of total originations, making up less than 1%, 4.9% and 9.1% of total originations in 2013, 2014 and 2015, respectively. More importantly, over the same period due to the amounts drawn and interest rates charged, lines of credit have not had a material impact on the Registrant’s financial results.
In particular, over the last two full years the average size of lines of credit extended to customers has been substantially below the average size of term loans at origination. During 2014, the average size of a term loan at origination was $45,428 and the average size of a line of credit extended to customers was only $16,397. During 2015, as shown on page 7 of the 10-K, the averages were $52,330 for term loans and $18,333 for lines of credit. Significantly, for 2015 the average outstanding balances under all lines of credit was less than 50% of the aggregate available credit extended. Also, as disclosed on page 43 of the 10-K, lines of credit are priced with a lower interest rate than term loans. As a result of their lower percentage of total originations, actual amounts drawn and lower interest rate, lines of credit have not yet been a material component of the Registrant’s gross revenue.
Qualitatively, the very nature of a line of credit, like a typical credit card, is to provide for multiple borrowings and repayments over time. When a line of credit is approved, the maximum loan amount is fixed. When the line is utilized as intended over time, it does not involve a “renewal” of the line of credit. As a result, the Registrant believes it may confuse investors to count successive line of credit draws as loan “renewals.”
For the foregoing reasons, and consistent with its historical practice, the Registrant respectfully believes it is neither required nor useful to investors to characterize successive uses of lines of credit as “renewals” either separately or combined with term loan renewals.

•
If you continue to disclose this metric on an aggregated basis, please revise your disclosure in future filings to clarify that these percentages include all draws on lines of credit subsequent to a customer’s initial draw. In addition, please enhance your disclosure to clarify, if true, that these percentages are in terms of dollars (i.e., total principal amount of the terms loans made during the period, plus the total amount drawn on lines of credit during the period) rather than number of loans originated.

It is correct that the renewal percentages are expressed in terms of dollars rather than the number of loans originated. The Registrant will enhance its disclosure to clarify that the term loan renewal percentages are expressed in dollars rather than the number of loans originated.
As described and for the reasons immediately above, the 10-K discloses renewal information based on term loan renewals only. The language to the contrary on the bottom of page 42 was inadvertent and incorrect. Accordingly, in future filings the Registrant will eliminate the inconsistent language referred to on page 42 and will clarify on page 42 and other appropriate locations that the loan renewal percentages relate only to term loans.

2.
We note your discussion of the provision rate on page 39. Please revise the second paragraph in future filings to clarify that the denominator includes originations, net of originations of sales of such loans within the period to be consistent with the first paragraph.

The Registrant will clarify the discussion of the provision rate in the second paragraph to note that the denominator includes originations, net of originations of sales of such loans within the period, to be consistent with the first paragraph.

3.
We note that your disclosed non-GAAP measures (i.e., adjusted EBITDA and adjusted net (loss) income) are not accompanied by an equally prominent disclosure of the comparable GAAP measures (i.e. net loss) in the table of key operating financial metrics on page 38. Please tell us how you expect the Division’s guidance on non-GAAP financial measures in bullet point #6 of Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016 will impact your presentation of these measures in future filings.

The Registrant has reviewed the Division’s guidance on non-GAAP financial measures contained in the updated Compliance and Disclosure Interpretations issued on May 17, 2016. As a result of the Division’s guidance, in future filings the Registrant expects that it will not include the identified non-GAAP measures in the table of key operating financial metrics appearing on page 38. However, if the Registrant does include such non-GAAP measures, it will provide the comparable GAAP measures either in a new, separate table preceding the Registrant’s table of key financial and operating metrics or in the Registrant’s existing table of key financial and operating metrics.

4.
In future filings, please revise your tables on pages 4 and 42 summarizing the percentage of loans originated by these distribution channels to separately present the percentage of originations through direct marketing and strategic partners channels. In addition, please enhance your MD&A disclosure in future filings to include a more robust discussion of the underlying reasons for any material trends in these channels and the impact on our financial results.

The Registrant presents its financial advisor program, or FAP, channel separately because it is substantially different from the other two channels, which are substantially similar. In particular, in the FAP channel (see page 7 of the 10-K), participating financial advisors:

•
have a direct relationship with their customer and advise their customer on financing options from multiple lenders for both the original loan and loan renewals (the customer relationship is controlled by the FAP);

•	engage in their own marketing activities which can vary substantially depending on the FAP;

•	are paid variable commissions which are generally higher than the commissions the Registrant pays in the direct and strategic partner channels;

•	have pricing that is generally higher to the customer than a similar direct or strategic partner channel loan; and

•	employ their own sales teams, which are separate from the Registrant’s sales team that supports both the direct and strategic partner channels.

In contrast, in both the direct and strategic partner channels:

•	the Registrant typically has a direct relationship with the borrower for both the original loan and loan renewals (the borrower relationship is controlled by the Registrant);[1]

•
marketing activities are generally controlled by the Registrant (or the Registrant generally has meaningful input on a strategic partner’s marketing activities), and the marketing methods are substantially the same for both channels;

•	fixed commissions are paid which are generally lower than the commissions the Registrant pays in the FAP channel;

•	the pricing is generally lower to the customer than a similar FAP loan; and

•	are both supported by the Registrant’s sales team, which is separate from the dedicated account management team that supports the FAP channel.

Due to the uniqueness of the FAP channel, the Registrant believes it is appropriate to provide originations information separately for that channel. Due to their similarity, the Registrant also believes that it remains appropriate to present information for its direct and strategic channels on a combined basis.
Notwithstanding the foregoing, in future filings the Registrant undertakes to include a more robust discussion of the underlying reasons for any material trends in its distribution channels and the impacts on its financial results.

5.
We note your illustrations of historical charge-offs on pages 46 and 50 does not include charge-offs for your line of credit product. Please revise future filings to include a similar discussion and analysis of charge-offs for your line of credit product.

The Registrant acknowledges that the illustrations of historical charge-offs on pages 46 through 50 do not include charge-offs for lines of credit. The Registrant refers the Staff to the response to comment 1, which notes that the lines of credit have not yet had a material impact on the Registrant’s financial results.
Currently, the Registrant’s underwriting process and scoring are substantially similar when underwriting term loans and lines of credit applied for using the same method (online versus offline). Both term loans and lines of credit are sold and supported by the same customer service teams and as mentioned, since the fourth quarter of 2014 both can be offered and sold to the same customers (subject to normal underwriting procedures). Due to the substantial similarities between term loans and lines of credit, the Registrant does not believe that separate charge-off information is required or appropriate for lines of credit.
In addition, due to the revolving nature of lines of credit, a customer can draw funds or make optional repayments on any business day; yet the customer may or may not make a draw in the quarter in which the line of credit was originally established. A customer can also make draws and optional prepayments in multiple periods thereafter. As a result, it is not practical or customary to present “cohorts” of lines of credit in the same manner as is done for term loans on pages 46 to 50 of the 10-K.
The Registrant further refers the Staff to Note 5 of Notes to Consolidated Financial Statements on pages 86 and 87 of the 10-K, which presents the Registrant’s loans held for investment broken down between term loans and lines of credit. It also provides the aggregate amount of loans charged off for the entire portfolio. The Registrant believes that this aggregate charge off information is appropriate, consistent with industry practice and that presentation of this data by cohort is impractical and may confuse investors.
1 Except in certain "white label" arrangements, for example the Registrant's partnership with JPMorgan Chase, where loans are made and the customer relationship is controlled by JPMorgan Chase.

Notwithstanding the foregoing, if the Registrant determines that charge-offs related to lines of credit are material to an understanding of the Registrant’s results of operations or financial condition it will discuss those matters in its MD&A.

6.
We note that your illustrations of historical charge-offs by cohort include all term loan originations including loans sold through your OnDeck Marketplace or held for sale on your balance sheet. Please tell us if you track and include charge-offs for loans sold through your OnDeck Marketplace in the numerator of your charge-off ratios. If you do not, please revise future filings to exclude from the denominator loans sold through your OnDeck Marketplace.

The Registrant confirms that in its illustrations of historical charge-offs by cohort, it tracks and includes charge-offs for loans sold through OnDeck Marketplace® in the numerator of the charge-off ratios. The Registrant will clarify the disclosure in future filings to specify that the numerator and denominator are calculated on the same basis.

As requested, in submitting this response the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            If you have any questions regarding this response, please contact the undersigned by e-mail at rzuccaro@ondeck.com or by telephone at 646-668-3561.

Very truly yours,
/s/ Robert Zuccaro
Robert Zuccaro
Deputy General Counsel

cc: Howard Katzenberg, On Deck Capital, Inc.
Cory Kampfer, On Deck Capital, Inc.
Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.
Damien Weiss, Wilson Sonsini Goodrich & Rosati, P.C.

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